UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

RESTORGENEX CORPORATION

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

76132G105

(CUSIP Number)

Isaac Blech

1271 Avenue of the Americas, 16th Floor

New York, New York 10020

(212) 956-1111

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedules, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: River Charitable Remainder Unitrust f/b/o Isaac Blech

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 119,048

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 119,048

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,048

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than one percent

14	Type of Reporting Person: OO

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: West Charitable Remainder Unitrust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 714,286

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 714,286

11	Aggregate Amount Beneficially Owned by Each Reporting Person 714,286

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.8%

14	Type of Reporting Person: OO

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power -0-

	8	Shared Voting Power 714,286

	9	Sole Dispositive Power -0-

	10	Shared Dispositive Power 714,286

11	Aggregate Amount Beneficially Owned by Each Reporting Person 714,286

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.8%

14	Type of Reporting Person: OO

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: Isaac Blech

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 428,525

	8	Shared Voting Power 1,547,620

	9	Sole Dispositive Power 428,525

	10	Shared Dispositive Power 1,547,620

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,976,145 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 10.5%

14	Type of Reporting Person: IN

(1)                                 Consists of:  (i) 283,334 shares of Common Stock held directly; (ii) 125,000 shares of Common Stock issuable upon the exercise of warrants which are currently exercisable or will become exercisable within 60 days hereof; (iii) 20,191 shares of Common Stock issuable upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days hereof; (iv) 119,048 shares of Common Stock held by the River Charitable Remainder Unitrust f/b/o Isaac Blech; (v) 714,286 shares of Common Stock held by West Charitable Remainder Unitrust; and (vi) 714,286 shares of Common Stock held by Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87.

CUSIP No. 76132G105		SCHEDULE 13D

1	Name of Reporting Persons: Miriam Blech

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 119,048(1)

	8	Shared Voting Power -0-

	9	Sole Dispositive Power 119,048(1)

	10	Shared Dispositive Power -0-

11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,048(1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) Less than one percent

14	Type of Reporting Person: IN

(1)                                 Consists of 119,048 shares of Common Stock held by the River Charitable Remainder Unitrust f/b/o Isaac Blech.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment No. 2”) to the Statement of Beneficial Ownership on Schedule 13D (“Schedule 13D”) amends and supplements the Schedule 13D, as filed by the Reporting Persons identified herein with the Securities and Exchange Commission (the “SEC”) on May 24, 2011 (the “Original Schedule 13D”), as amended by Amendment No. 1 to Schedule 13D, as filed by the Reporting Persons identified herein with the SEC on June 10, 2013 (“Amendment No. 1”).

All share and per share amounts have been adjusted to reflect the one-for-100 reverse split of outstanding common stock effective March 7, 2014.

Item 1.	Security and Issuer.

Item 1 is hereby amended and restated in its entirety to state as follows:

This Amendment No. 2 relates to the common stock, par value $0.001 per share (the “Common Stock”), of RestorGenex Corporation, a Nevada corporation, formerly known as Stratus Media Group, Inc.  (the “Company”).   The address of the principal executive offices of the Company is 2150 E. Lake Cook Road, Suite 750, Buffalo Grove, Illinois 60089.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated in its entirety to state as follows:

(a) and (f)  This Amendment No. 2 is being filed by (i) Isaac Blech (“Mr. Blech”), a natural person who is a United States citizen; (ii) Miriam Blech (“Ms. Blech”), a natural person who is a United States citizen and Mr. Blech’s spouse; (iii) River Charitable Remainder Unitrust f/b/o Isaac Blech, a trust formed under the laws of the state of New York (“River Trust”); (iv) West Charitable Remainder Unitrust, a trust formed under the laws of the state of New York (“West Trust”); and (v) Liberty Charitable Remainder Trust FBO Isaac Blech UAD 01/09/87, a trust formed under the laws of the state of New York (“Liberty Trust”) (collectively, the “Reporting Persons”).

(b)                                 The business address of each of the Reporting Persons is 1271 Avenue of the Americas, 16th Floor, New York, New York 10020.

(c)                                  Mr. Blech is a private investor and currently the Vice Chairman of the Board of Directors of the Company. He also serves as Vice Chairman of the Board of The SpendSmart Payments Company (formerly known as BillMyParents, Inc.) and Premier Alliance Group, Inc. and a director of Medgenics, Inc. and ContraFect Corporation, all publicly held companies, and as Vice Chairman of the Board and a director of several private companies.  Ms. Blech is a private investor.

(d)                                 None of the Reporting Persons has been convicted in a criminal proceeding in the past five years.

(e)                                  In the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

Since June 10, 2013, the filing date of Amendment No. 1, the Reporting Persons acquired the following equity securities of the Company:

•                                          On January 1, 2014, the Company granted Mr. Blech options to purchase 16,851 shares of Common Stock at an exercise price equal to $3.00 per share in consideration for his service as Vice Chairman of the Board of the Company. This option vests in quarterly installments for three years following the date of grant, commencing on the last day of the calendar quarter in which the grant date occurs. This option expires on December 31, 2023.

•                                          On July 24, 2014, the Company granted Mr. Blech options to purchase 87,449 shares of Common Stock at an exercise price equal to $3.92 per share in consideration for his service as Vice Chairman of the Board of Directors of the Company.  This option vests in quarterly installments for three years following the date of grant, commencing on the last day of the calendar quarter in which the grant date occurs. This option expires on July 23, 2024.

•                                          On October 21, 2014, the Company entered into a Debt Conversion Agreement with Mr. Blech pursuant to which Mr. Blech converted a promissory note with an original principal amount of $200,000 into 100,000 shares of Common Stock and a warrant to purchase 75,000 shares of Common Stock at an exercise price of $4.80 per share.  The warrant is immediately exercisable and expires on October 21, 2018.

The foregoing descriptions of the options, warrant and Debt Conversion Agreement are just summaries of the material terms thereof and do not purport to be complete and are qualified in their entirety by reference to the full text of the form of option agreement, warrant and Debt Conversion Agreement, which are filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Amendment No. 2, and are incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

Mr. Blech acquired the shares of Common Stock and other equity securities of the Company reported in this Amendment No. 2 for investment purposes and not for the purpose of obtaining control of the Company. Mr. Blech is the Vice Chairman of the Board of Directors of the Company, and therefore would be deemed to be a control person with respect to the Company. Depending upon market conditions and other factors that Mr. Blech may deem material to his investment decision, he may exercise warrants or options or make additional purchases of Common Stock from time to time, or dispose of any or all of the shares of Common Stock held by him at any time, either in the open market or in private transactions.

Subject to the foregoing, and except for actions which may be considered and discussed, taken or proposed to be taken by the Company’s Board of Directors, of which Mr. Blech is Vice Chairman, neither Mr. Blech nor any of the Reporting Persons has any current plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of or material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following:

(a) and (b)                                       As of December 10, 2014, Mr. Blech beneficially owned 1,976,145 shares of Common Stock (including 125,000 shares of Common Stock issuable upon the exercise of warrants and 20,191 shares of Common Stock issuable upon the exercise of stock options, in each case which are currently exercisable or will become exercisable within 60 days hereof), which represents 10.5% of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014 plus the shares of Common Stock that would be issued upon the exercise of such warrants and stock options.  Mr. Blech’s beneficial ownership of 1,926,145 shares of Common Stock includes:  (i) 283,334 shares of Common Stock held directly; (ii) 75,000 shares of Common Stock issuable upon the exercise of warrants which are currently exercisable or will become exercisable within 60 days hereof; (iii) 20,191 shares of Common Stock issuable upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days hereof; (iv) 119,048 shares of Common Stock held by River Trust; (v) 714,286 shares of Common Stock held by West Trust; and (vi) 714,286 shares of Common Stock held by Liberty Trust.

Mr. Blech has (i) the sole power to vote or direct the vote of 428,525 shares of Common Stock; (ii) the shared power to vote or direct the vote of 1,547,620 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 428,525 shares of Common Stock and (iv) has the shared power to dispose or direct the disposition of 1,547,620 shares of Common Stock.

As of December 10, 2014, Ms. Blech beneficially owned 119,048 shares of Common Stock, which represents less than one percent of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014.  Ms. Blech has (i) the sole power to vote or direct the vote of 119,048 shares of Common Stock; (ii) the shared power to vote or direct the vote of no shares of Common Stock; (iii) the sole power to dispose or direct the disposition of 119,048 shares of Common Stock and (iv) has the shared power to dispose or direct the disposition of no shares of Common Stock.

As of December 10, 2014, River Trust beneficially owned 119,048 shares of Common Stock, which represents less than one percent of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014.  River Trust has (i) the sole power to vote or direct the vote of no shares of Common Stock; (ii) the shared power to vote or direct the vote of 119,048 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of no shares of Common Stock and (iv) has the shared power to dispose or direct the disposition of 119,048 shares of Common Stock.

As of December 10, 2014, West Trust beneficially owned 714,286 shares of Common Stock, which represents 3.8% of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014.  West Trust has (i) the sole power to vote or direct the vote of no shares of Common Stock; (ii) the shared power to vote or direct the vote of 714,286 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of no shares of Common Stock and (iv) has the shared power to dispose or direct the disposition of 714,286 shares of Common Stock.

As of December 10, 2014, Liberty Trust beneficially owned 714,286 shares of Common Stock, which represents 3.8% of the outstanding shares of Common Stock of the Company. This percentage is based upon 18,605,625 shares of Common Stock outstanding as of November 10, 2014.  Liberty Trust has (i) the sole power to vote or direct the vote of no shares of Common Stock; (ii) the shared power to vote or direct the vote of 714,286 shares of Common Stock; (iii) the sole power to dispose or direct the disposition of no shares of Common Stock and (iv) has the shared power to dispose or direct the disposition of 714,286 shares of Common Stock.

(c)                                  None of the Reporting Persons has effected any transactions in the Company’s Common Stock or other equity securities during the last 60 days.

(d)                                 Not applicable.

(e)                                  During 2013, each of Ms. Blech and River Trust ceased to be the beneficial ownership of more than five percent of the Common Stock.  On May 6, 2014, each of West Trust and Liberty Trust ceased to be the beneficial ownership of more than five percent of the Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

None of the Reporting Persons is currently a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Company, other than the agreements evidencing Mr. Blech’s outstanding stock options and warrants.

The form of the option agreement governing Mr. Blech’s stock options and the warrants are being filed as Exhibits 99.1, 99.2 and 99.3, respectively, to this Amendment No. 2 and are incorporated herein by this reference.

The Debt Conversion Agreement is being filed as Exhibit 99.4 to this Amendment No. 2 and is incorporated herein by this reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

Exhibit	Description
99.1	Form of Stock Option Agreement (incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014 (SEC File No. 0-24477)).

99.2	Warrant, dated August 30, 2012, issued by Stratus Media Group, Inc. to Isaac Blech (filed herewith).

99.3	Warrant, dated October 21, 2014, issued by RestorGenex Corporation to Isaac Blech (filed herewith).

99.4	Debt Conversion Agreement dated as of October 21, 2014 between RestorGenex Corporation and Isaac Blech (filed herewith).

99.5	Joint Filing Statement (filed herewith).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 12, 2014.

RIVER CHARITABLE REMAINDER UNITRUST F/B/O ISAAC BLECH

	By:	/s/ Isaac Blech
	Name:	Isaac Blech
	Title:	Trustee

WEST CHARITABLE REMAINDER UNITRUST

	By:	/s/ Isaac Blech
	Name:	Isaac Blech
	Title:	Trustee

LIBERTY CHARITABLE REMAINDER UNITRUST FBO ISAAC BLECH UAD 01/09/87

	By:	/s/ Isaac Blech
	Name:	Isaac Blech
	Title:	Trustee

/s/ Isaac Blech
Isaac Blech

/s/Miriam Wimpfheimer Blech
Miriam Wimpfheimer Blech

SCHEDULE 13D

Exhibit Index

Exhibit No.	Description	Method of Filing
99.1	Form of Stock Option Agreement	Incorporated by reference to Exhibit 10.11 to the Company’s quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014 (SEC File No. 0-24477)

99.2	Warrant, dated August 30, 2012, issued by Stratus Media Group, Inc. to Isaac Blech	Filed herewith

99.3	Warrant, dated October 21, 2014, issued by RestorGenex Corporation to Isaac Blech	Filed herewith

99.4	Debt Conversion Agreement dated as of October 21, 2014 between RestorGenex Corporation and Isaac Blech	Filed herewith

99.5	Joint Filing Statement	Filed herewith